April 19, 2024

By EDGAR Submission

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

Attention:
Eiko Yaoita Pyles
Melissa Gilmore
Division of Corporation Finance, Office of Manufacturing

Re: Diageo plc
Form 20-F for the fiscal year ended June 30, 2023
Filed August 3, 2023
File No. 001-10691

Ladies and Gentleman,

Diageo plc (“Diageo” or “we”) is submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 5, 2024 (the “Comment Letter”), on Diageo’s Annual Report on Form 20-F filed with the Commission on August 3, 2023 for the fiscal year ended June 30, 2023 (the “Form 20-F”).

Set forth below is the heading and text of the Staff’s comment followed by our response.

Operating results 2023 compared with 2022
Income statement, page 66

We note that the line items for “Adjusted” columns of the template form of the table you provided in response to prior comment 1, appear to present a substantially full income statement of non-GAAP measures. Please tell us your consideration of Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures and Item 10(e)(1)(i)(A) of Regulation S-K and tell us how you will apply the guidance accordingly in future filings.

Response
We respectfully acknowledge the Staff’s comment and respectfully advise the Staff that we have now removed the "Adjusted" columns of Exhibit A as a template form of the table that the Company intends to use going forward. The intention of the table is to explain the movements between selected prior year income statement line items and the current year. To address the requirements of Compliance and Disclosure Question 102.10 and Item 10(e)(1)(i)(A) of Regulation S-K, we have labelled the table as "Key financials - certain line items" and have excluded various lines from the income statement. The year ended 30 June 2022 and 30 June 2023 reported columns for the line items presented now agree directly to our GAAP income statement, and the columns in between have been labelled as movements between the prior period and current period. We have added a footnote which makes it clear the reported figures agree to our GAAP income statement.

* * *
Please do not hesitate to contact me at Lavanya.Chandrashekar@diageo.com with any questions or comments you may have.

Very truly yours,
/s/ Lavanya Chandrashekar
Lavanya Chandrashekar
Chief Financial Officer

Cc:
Tom Shropshire, General Counsel and Company Secretary
Connie Milonakis (Davis Polk & Wardwell London LLP)
Scott Berryman (PricewaterhouseCoopers LLP)

Exhibit A

Proposed illustrative reformatted and renamed “Key financials––certain line items” table (using as a reference, information from our 2023 “Income Statement” table in our Annual Report on Form 20-F for the Fiscal Year Ended June 30, 2023 filed on August 3, 2023):

		Year-on-year movements
Key financials – certain line items	Reported 30 June 2022 £ million	Exceptional operating items £ million	Exchange £ million	Acquisitions and disposals £ million	Organic movement £ million	Fair value remeasurement £ million	Hyperinflation £ million	Reported 30 June 2023 £ million
Sales	22,448	—	588	(683)	1,091	—	71	23,515
Excise duties	(6,996)	—	114	569	(122)	—	33	(6,402)
Net sales	15,452	—	702	(114)	969	—	104	17,113
Cost of sales	(5,973)	(67)	(363)	84	(522)	5	(63)	(6,899)
Gross profit	9,479	(67)	339	(30)	447	5	41	10,214
Marketing	(2,721)	—	(151)	(15)	(152)	(1)	(11)	(3,051)
Other operating items	(2,349)	(167)	(66)	(16)	26	49	(8)	(2,531)
Operating profit	4,409	(234)	122	(61)	321	53	22	4,632

Other line items:
Non-operating items	(17)							328
Taxation	(1,049)							(970)
Reported figures included in the table above have been extracted from the income statement for the years ended June 30, 2022 and June 30, 2023